UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 15, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **NEWS RELEASE – ANGLOGOLD ASHANTI LIFTS TROPICANA ORE RESERVE AND PRODUCTION OUTLOOK**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

15 December 2016

NEWS RELEASE

AngloGold Ashanti Lifts Tropicana Ore Reserve and Production Outlook

(PERTH) – AngloGold Ashanti Ltd is pleased to report an improved production outlook at the Tropicana Gold Mine in Western Australia, based on higher mining and processing rates along with a 45% increase in the mine's Ore Reserve estimate.

Tropicana is a joint venture between AngloGold Ashanti Australia Ltd (70% and manager) and Independence Group NL (30%).

A strategy to address the planned decline in production following the end of grade streaming last year has been successful with the throughput capacity of the processing plant lifting from 5.8 million tonnes per annum (mtpa) to 7.5 mtpa and the introduction of a 600 tonne shovel to accelerate mining rates.

Gold production is expected to increase to an annualized rate of between 450,000 – 490,000 ounce per annum from the second half of calendar 2017, with further increases anticipated, depending on the outcome of the Long Island Study.

"We've adopted an innovative, holistic approach that demonstrates the quality of this asset and the enhanced returns it will deliver to stakeholders," Michael Erickson, AngloGold Ashanti's Senior Vice President Australia said. "The Tropicana mineralised system remains open along strike and at depth and the recent exciting drilling results make us optimistic that we can further improve the outlook."

A programme of 161,000 metres of reverse circulation and diamond drilling carried out during 2015 and 2016 to test the strike extent and down-dip extensions of the known mineralised system has been highly successful, contributing to a 45% increase in Ore Reserves and a 27% increase in the Mineral Resource, highlighting the significant upside potential of the system.

Drilling is continuing as part of the Long Island Study, which is investigating large cutbacks to the pits utilizing low-cost mining options including strip mining and backfilling to minimise waste haulage costs.

The Ore Reserve estimate for Tropicana (100% project) has increased by 1.18 million ounces of contained gold, with all of this increase in the Havana Pit. Further reserve growth from Boston Shaker is anticipated in 2017, and in the longer term from Havana South, where infill drilling programmes are still to be completed.

The Mineral Resource estimate for Tropicana (100% project) has increased by 1.73 million ounces of contained gold, largely through significant additions in the Havana South and Boston Shaker zones as a result of applying the Long Island mining methods and costs, and through an increase to the underground Mineral Resource along the entire strike length of the Tropicana mineralised system.

In contrast to previous Tropicana resource statements, the new resource reflects the intention to backfill pits. Resources below pits that are proposed for backfilling are reported on the basis of potential future extraction by underground mining. This approach contributes to the large increase in the underground resource. As drilling and ongoing mining studies are completed it is anticipated there will be a high conversion of open pit resources to reserves over the life of the operation.

The details of the Ore Reserve and Mineral Resource estimate are provided in Table 1 and Table 2.[1] The location of the Ore Reserves and Mineral Resources are outlined in Figure 1. Ore Reserve and Mineral Resource growth, after depletion, is captured in Figures 3 and 4.

Importantly, the updated Ore Reserve and Mineral Resource estimates do not include recent significant intersections from Boston Shaker, which are summarised in *Figure 2*.

Long Island Study and operational update

The Long Island Study is based on strip mining of the depth extensions of the Tropicana mineralised system and using the completed Tropicana pit as an initial void into which waste will be backfilled. The proposed backfilling the Tropicana Pit in conjunction with strip mining will greatly reduce the cost of mining waste by introducing short, horizontal hauls instead of the long uphill hauls out of the pit to surface waste dumps that would be required by conventional mining.

The drilling programme to support the study is nearing completion and work is continuing on aspects such as bench height, the grade control approach, the mining rate and the optimal mining fleet configuration. It is anticipated that the study will be completed in Q2 2017 and the new mine plan will be approved thereafter as part of the normal budget cycle.

If the mining method is implemented, the initial Long Island cutback would commence in 2019 when the Tropicana pit has been mined to full depth. Key milestones are illustrated in *Figure 5*.

The Plant Optimisation Project, which aimed to lift throughput to 7.5 mtpa, has been completed, with commissioning of two additional CIL tanks in October. The plant is now

---

[1]

The updated Ore Reserve and Mineral Resource estimates are reported in accordance with Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and Australian Securities Exchange (ASX) Listing Rules.

As such the reported increases relating to Tropicana require the additional supporting information set out in this release and its appendices.

operating above 7.5 mtpa and further tuning of the circuit is anticipated to achieve an annualised throughput rate of up to 7.9 mtpa over the next 12 months.

A Caterpillar 6060 600-tonne class shovel has been introduced to the mining fleet to lift mining rates, and to meet the higher throughput requirements of the processing plant. With the introduction of the 6060 shovel, mining rates are expected to increase to 80 mtpa, enabling the resumption of grade streaming for at least the next two calendar years.

Grade streaming involves the preferential treatment of higher grade ore and stockpiling of low and medium grade ore. A grade streaming approach was adopted at Tropicana in its first three years of operation.

The higher mining rate will enable grade streaming to be reintroduced from mid-2017. Gold production (100% project) is expected to increase to an annual rate of between 450,000 oz – 490,000 oz from mid-2017. Tropicana produced 296,000 oz in the first nine months of 2016.

This compares favorably to an average production rate envisaged in the Tropicana Bankable Feasibility Study of approximately 320,000 oz per year over this three year period. The longer term mining rate and gold production profile will be determined as part of the Long Island Study.

Figure 1: Long section of Tropicana pits showing Mineral Resource and Ore Reserve locations


Section Line
TROPICANA
HAVANA
BOSTON SHAKER
HAVANA STH
1000 metres
HAVANA STH
HAVANA
TROPICANA
BOSTON SHAKER
2300 RL
2000 RL
Reserve
Resource
Reserve & Resource

Table 1: Tropicana Ore Reserves (100% Project) as at 31 December 2016

Area	Reserves Category	Dec 15			Dec 16			Change		
		Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Open Pit (incl. in Stockpiles)	Proved	18.8	1.67	1.01	15.7	1.48	0.75	-3.1	-0.19	-0.26
	Probable	25.3	1.98	1.61	44.4	2.14	3.05	19.1	0.16	1.44
	Total	**44.0**	**1.85**	**2.62**	**60.1**	**1.97**	**3.80**	**16.1**	**0.12**	**1.18**
Underground	Proved	0.0	0.00	0.00	0.0	0.00	0.00	0.0	0.00	0.00
	Probable	0.0	0.00	0.00	0.0	0.00	0.00	0.0	0.00	0.00
	Total	**0.0**	**0.00**	**0.00**	**0.0**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Total	**Proved**	**18.8**	**1.67**	**1.01**	**15.7**	**1.48**	**0.75**	**-3.1**	**-0.19**	**-0.26**
	Probable	**25.3**	**1.98**	**1.61**	**44.4**	**2.14**	**3.05**	**19.1**	**0.16**	**1.44**
	Total	**44.0**	**1.85**	**2.62**	**60.1**	**1.97**	**3.80**	**16.1**	**0.12**	**1.18**

Notes:
- *The Open Pit Ore Reserve is based on the Mineral Resource model.*
- *The Open Pit Ore Reserves have been reported above a Full Grade cut-off grade of 0.6g/t for oxide and 0.7g/t for fresh and transitional material.*
- *The Open Pit Ore Reserves are reported within Pit Designs, reflecting the current mine plan and the Long Island study:*
    - *Havana South is reported within a design based on the current life of mine plan.*
    - *Havana is reported within a design based on the Long Island Study.*
    - *Tropicana is reported within a design based in the current life of mine.*
    - *Boston Shaker is reported within a design based in the current life of mine.*

Table 2: Tropicana Mineral Resources (100% Project) as at 31 December 2016

Area	Resources Classification	Dec 15			Dec 16			Change		
		Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Open Pit (incl. in Stockpiles)	Measured	27.9	1.35	1.21	26.1	1.13	0.94	-1.8	-0.22	-0.27
	Indicated	73.1	1.69	3.97	81.1	1.61	4.19	8.0	-0.08	0.22
	Inferred	1.9	2.22	0.13	22.3	1.32	0.94	20.4	-0.91	0.81
	Total	**102.9**	**1.61**	**5.32**	**129.5**	**1.46**	**6.08**	**26.6**	**-0.15**	**0.77**
Underground	Measured	0.0	0.00	0.00	0.0	0.00	0.00	0.0	0.00	0.00
	Indicated	3.3	3.61	0.38	6.8	3.38	0.73	3.5	-0.23	0.35
	Inferred	5.8	3.13	0.59	11.9	3.15	1.20	6.0	0.02	0.62
	Total	**9.1**	**3.31**	**0.97**	**18.6**	**3.23**	**1.94**	**9.5**	**-0.07**	**0.97**
Total	**Measured**	**27.9**	**1.35**	**1.21**	**26.1**	**1.13**	**0.94**	**-1.8**	**-0.22**	**-0.27**
	Indicated	**76.4**	**1.77**	**4.35**	**87.9**	**1.74**	**4.93**	**11.4**	**-0.03**	**0.58**
	Inferred	**7.7**	**2.91**	**0.72**	**34.2**	**1.95**	**2.15**	**26.5**	**-0.96**	**1.42**
	Total	**112.1**	**1.74**	**6.28**	**148.1**	**1.68**	**8.02**	**36.1**	**-0.06**	**1.73**

Notes:

- *The Open Pit Mineral Resources have been estimated using the geostatistical technique of Localised Uniform Conditioning (LUC) using average drill-hole intercepts. Isatis software was used for the estimation.*
- *The Open Pit Mineral Resources have been reported above a marginal (break-even) cut-off grade of 0.3g/t for oxide and 0.4g/t for transitional and fresh material.*
- *The Open Pit Mineral Resources are reported within a combination of Pit Designs and optimisation shells, reflecting the current mine plan and the potential for additional Ore Reserves, should the gold price increase.*
  - *Havana South is reported within a A$1817 optimisation shell (US$1400 at an A$/US$ exchange rate of 0.77) at Long Island study costs.*
  - *Havana is reported with a pit design, based on A$1370 optimisation shell at Long Island study costs.*
  - *Tropicana is reported within the current life of mine design.*
  - *Boston Shaker is reported within a preliminary design based on A$1350 optimisation shell at Long Island study costs.*
- *The Underground Mineral Resource was estimated using the geostatistical technique of Ordinary Kriging using average drill-hole intercepts. Isatis software was used for the estimation.*
- *The Underground Mineral Resource is reported externally to the pit designs and A$1817 optimisation, at a cut-off grade of 2.0g/t.*

Figure 2: Significant drill intersections from recent Boston Shaker drilling



Note: Detailed drill hole information is provided in Appendix 2: Table of intercepts.

Figure 3: Tropicana Mineral Resources change



Figure 4: Tropicana Ore Reserve change



Figure 5: Long Island timeline



Qtr3 2016	Qtr4 2016	Qtr1 2017	Qtr2 2017	Qtr3 2017	2018	2019
Model Update, Optimisation and Scheduling	Reserve Update	2017 Model Update, Optimisation and Scheduling	Reserve Update	Loaded in Business Plan	Long Island Operational Readiness	Long Island Commences

Contacts

Media & Investors

Andrea Maxey   +61 8 9425 4603/+61 400 072 199   amaxey@anglogoldashanti.com

General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031
          sbailey@anglogoldashanti.com

Sabrina Brockman   +1 212 858 7702 / +1 646 379 2555
          sbrockman@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322
          fmgidi@anglogoldashanti.com

ENDS

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Andrea Maxey   +61 8 9425 4603/+61 400 072 199   amaxey@anglogoldashanti.com

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

General inquiries   media@anglogoldashanti.com

Investors

Andrea Maxey   +61 8 9425 4603/+61 400 072 199   amaxey@anglogoldashanti.com

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Sabrina Brockman   +1 212 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Forward-Looking Information and Non-GAAP Financial Measures

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward- looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended December 31, 2015 filed with the United States Securities and Exchange Commission on March 31, 2016. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

The financial information, including any forward-looking information, set out in this announcement has not been reviewed and reported on by the Company's external auditors.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

Appendix 1: JORC 2012 Edition Table 1

Section 1 Sampling Techniques and Data

Criteria	Commentary
Sampling techniques	AGA has carried out all the drilling within the Tropicana deposit, with sampling from Reverse Circulation (RC) and diamond drilling predominantly from one metre sample intervals, for 50g gold fire assay.
	The sampling methodology with RC drilling has changed over time. Sample collection prior to 2007 was via a cyclone, dust collection system and multi-stage riffle splitter attached to the drill rig. From the beginning of 2007 sample collection was via a cyclone, dust collection system and cone splitter attached to the drill rig. RC samples are collected from one metre intervals for resource definition drill-holes, with two metre sample intervals from RC pre-collar drilling introduced in 2016. All NQ2 and HQ diamond holes have been half-core sampled over prospective mineralised intervals determined by the geologist, where sample intervals are generally one metre samples. In 2016 two metre samples were processed from un-mineralised core to collect additional geometallurgical data (hyperspectral and XRF) for waste rock characterisation.
	Within fresh rock, core is oriented for structural/geotechnical logging wherever possible. In oriented core, one half of the core was sampled over one metre intervals and submitted for fire assay. The other half of the core, including the bottom-of-hole orientation line, was retained for geological reference and potential further sampling such as metallurgical test work. In intervals of un-oriented core, the same half of the core has been sampled where possible, by extending a cut line from oriented intervals through into the un-oriented intervals. The lack of a consistent geological reference plane, (such as bedding or a foliation), precludes using geological features to orient the core.
Drilling techniques	Reverse Circulation drilling has been utilised to an average depth of 150m in the shallower, up-dip, western portions of the resource and as pre-collars to diamond holes. All Reverse Circulation drilling has been via face sampling hammer.
	Diamond drilling has predominantly been NQ2 with limited HQ2, HQ3 and PQ in the upper saprolite and for holes drilled for geotechnical and metallurgical purposes. The majority of diamond holes have been drilled as tails to RC drilling, with NQ2 core produced for sampling mineralisation. From 2011 many deeper holes were drilled with shorter RC pre-collars (~60m), or HQ from surface to minimise deviation.
Drill sample recovery	The sample recovery is currently recorded on selected intervals to assess that the sample is being adequately recovered during RC drilling. Prior to April 2008, no systematic assessment of sample recovery data was made for RC drilling. A subjective visual estimate was used where weights were recorded as 25, 50, 75 or 100%. Since April 2008 a systematic sample recovery program has been implemented where for 1:25 intervals, the Primary (lab weight), Secondary (archive weight) and Reject splits are weighed and recorded in the database. These weights are combined and then compared to a theoretical recovery of the interval based on the regolith and rock type of the interval being analysed.
	For diamond drilling recovered core for each drill run is recorded and measured against the expected core from that run. Core recovery is consistently very high, with minor loss occurring in regolith and heavily fractured ground.
Logging	All RC chips and diamond drill cores have been geologically logged for lithology, regolith, mineralisation and alteration utilising AGA's standard logging code library. RC sample quality data recorded includes recovery, sample moisture (i.e. whether dry, moist, wet or water injected) and sampling methodology. Diamond core has also been logged for geological structure and geotechnical properties. Diamond drill-holes are routinely orientated, photographed and structurally logged with the confidence in the orientation recorded. Geotechnical data recorded includes QSI, RQD, matrix, and fracture categorisation.
	Bulk density determinations have been routinely collected from diamond drill core over one to five metre intervals using water immersion methods. A coherent segment of core (>10cm length), representative of the metre interval is selected. Laboratory bulk density determination is completed on selected 'core from surface' diamond holes to collect bulk density data for oxide and transitional rock types, and from fresh rock types to ensure water immersion methods used onsite are accurate.
	All logging data is digitally captured via Field Marshall Software (upgraded to Micromine Geobank platform 2016) and the data is validated in Vulcan prior to being uploaded to an SQL database. DataShed has been utilised for the majority of the data management of the

Criteria	Commentary
	SQL database. The SQL database utilises referential integrity to ensure data in different tables is consistent and restricted to defined logging codes.
Sub-sampling techniques and sample preparation	Since the commencement of exploration activities at Tropicana, sample preparation and analysis has been carried out by three laboratories, as detailed below: Prior to November 2006 - SGS (formerly Analabs) Welshpool performed all gold and multi-element analysis. SGS routinely prepared half-core diamond samples by crushing in a jaw crusher followed by pulping in an LM5 to 90% passing 75µm. One metre RC samples are pulped in an LM5 to 90% passing 75µm. 50-gram samples are then assayed by fire assay. Sieve tests are carried out on 5% of samples. November 2006 to 2014 – Genalysis Perth has performed all gold and multi-element analyses. Jan 2015 – June 2016 – Genalysis Perth has performed all gold, multi-element analyses and hyperspectral scans. The 2015 Boston Shaker infill drilling was analysed at the Tropicana onsite lab, with sample preparation conducted by AGAA staff operating an automated circuit, and SGS conducting the fire assay and analysis. May 2016 to current, infill drilling has been analysed at the Tropicana onsite lab, with sample preparation conducted by AGAA staff operating an automated circuit, and SGS conducting the fire assay and analysis. At Genalysis, half core samples weighing approximately 2.5kg are prepared via a robot. The samples are then crushed to <3mm in a Boyd crusher and automatically split, down to a sample of ~1kg for pulping and analysis. The remainder of the material was retained as a coarse split for metallurgical test-work. One metre RC samples were pulped in a mixer mill to 90% passing 75µm. Wet sieve tests were carried out on 5% of the samples. The Tropicana laboratory uses a linear automated process to prepare the samples. Samples, from RC and diamond drilling, are loaded onto racks at the lab. Each sample bag has a unique bar-code attached to the bag. Samples are dried and weighed. Small samples (<800g) are manually pulverised in an LM2 mill to 90% passing 75µm. Acceptable weight samples (>800g) are loaded into tubs and the samples passed under a Terraspec Hyperspectral camera. Samples are then passed through a Boyd crusher, reducing the particle size to 90% passing 2mm before being split via a Linear Sample Divider. Coarse duplicates are assayed at a rate on 1 in 20 within the assaying of the batch. Primary samples then get pulverised to 90% passing 75µm and the resultant product split into a 50g sample for fire assay and a 500g sample. The 500g sample passes under a portable XRF scanner for analysis of secondary elements (that are not used in the Mineral Resource estimate). The 500g sample is retained for check assay work. Standards are inserted into batches of samples at a frequency of three standards in every hundred. Sieve tests are carried out on 5% of samples to achieve 90% passing 75 micron. Routinely, coarse blank samples are run through the automated sample preparation system between assay jobs to ensure sample hygiene, and quartz flushes are pulverized between each sample at the pulverizing stage. Coarse blank samples are inserted as the first sample in each laboratory job. The purpose of this sample is to check that laboratory crushing and grinding equipment is kept clean. Coarse blanks samples are also inserted into the sequence of samples before each zone of mineralisation.
Quality of assay data and laboratory tests	At SGS 50-gram samples were assayed by fire assay. SGS inserted blanks and standards (one in 20 samples) in every batch. Every 20th sample was selected as a duplicate from the original pulp packet and then analysed. Repeat assays were completed at a frequency of one in 20 and were selected at random throughout the batch. In addition, further repeat assays were selected at random by the quality control officer, the frequency of which was batch dependent. Analysis was by fire assay with similar quality assurance (QA) for RC and half core samples. Genalysis inserted internal standards and blanks randomly through each batch. Every 25th sample was selected as a duplicate from the original pulp packet and then analysed at the end of the batch. Finally, 6% of the batch was selected for re-analysis. Internal laboratory checks and internal and external check assays such as repeats and check assays enable assessment of precision. Contamination between samples is checked for by

Criteria	Commentary
	the use of blank samples. Assessment of accuracy is carried out by the use of certified Standards (CRM). Check assay campaigns generally coincide with each resource update. QA/QC results are reviewed on a batch-by-batch and monthly basis. Any deviations from acceptable precision or indications of bias are acted on with repeat and check assays. Overall performance of both laboratories has been satisfactory.
Verification of sampling and assaying	On receipt of assay results from the laboratory the results are verified by the Data Manager and by geologists who compare results with geological logging. Analysis of twinned drill holes showed that no significant down-hole smearing was occurring in RC holes when compared to the twinned diamond holes in Tropicana and Havana.
Location of data points	All hole locations within the resource area to date have been pegged with a standard GPS, or by RTK GPS. Once the holes are drilled the collar location is then surveyed with an RTK GPS. A regional Digital Terrain Model was then created to cover the Tropicana JV tenement area from Shuttle Radar Topography Mission (SRTM) data. The data was sampled at 3 arc-seconds, which is 1/1200th of a degree of latitude and longitude, or about 90 metres. Eastman single shot instruments were used routinely for down-hole surveys prior to 2007. From 2007, gyro surveying instruments have been used to complete downhole surveying.
Data spacing and distribution	Drill-hole spacing on sections, and between sections, typically range from 25 x 25m to 100 x 100m. The majority of the Open Pit resource area has been drill tested at a nominal density of 50 x 50m with the spacing closed up to 25 x 25m within the upper levels of the deposit. The down-plunge extension of the Havana Deeps area is drilled at 100 x 100m or 100 x 50m closer to the pit area. 1m samples are composited to 2m prior to Resource Estimation.
Orientation of data in relation to geological structure	The majority of drilling is orientated to intersect normal to mineralisation. The chance of bias introduced by sample orientation is thus considered minimal.
Sample security	Samples are sealed in calico bags, which are in turn placed in large poly-weave bulka-bags for transport. Filled poly-weave bulk-bags are secured on wooden crates and transported directly via road freight to the laboratory with a corresponding submission form and consignment note. Genalysis checks the samples received against the submission form and notifies AGA of any missing or additional samples. Once Genalysis has completed the assaying, the pulp packets, pulp residues and coarse rejects are held in their secure warehouse. On request, the pulp packets are returned to the AGA warehouse on secure pallets where they are documented for long term storage and retrieval.
Audits or reviews	Field quality control and assurance has been assessed on a daily, monthly and quarterly basis. Field QA/QC was assessed by Quantitative Group (QG) as part of their audits of the Tropicana and Havana resource between 2007 and 2009.

Section 2 Reporting of Exploration Results

Criteria	Commentary
Mineral tenement and land tenure status	Tropicana is a joint venture between AngloGold Ashanti Australia Limited (AGA) and Independence Group NL (IGO) (AGA:IGO, 70:30) AGA is the manager of the JV.
	There is no known heritage or environmental impediments over the leases where significant results were received. The tenure is secure at the time of reporting. No known impediments exist to operate in the area.
Exploration done by other parties	AGA has carried out all the drilling within the Tropicana deposit.
Geology	The Boston Shaker, Tropicana, Havana and Havana South gold deposit host rocks are predominantly gneisses.
Drill hole Information	Drill hole information with reported mineralised intercepts are given in Appendix 2: Table of

Criteria	Commentary
	Intercepts.
Data aggregation methods	Reported intercepts are calculated using the following parameters: 2m minimum width, maximum of 2m of consecutive internal waste, lower cut off of 0.5g/t Au, with a minimum intercept grade of 1g/t Au. No upper cuts have been applied.
Relationship between mineralisation widths and intercept lengths	Mineralised intercepts are calculated downhole, and approximate true widths of mineralisation, based on drill hole azimuth and dip, and dip of ore body.
Diagrams	Refer to the body of the announcement – see Figure 2 for position of drill hole intercepts.
Balanced reporting	The mineralised intercepts reported are given in Appendix 2: Table of Intercepts. The drill hole intercepts reported form results of an initial 100 x 100m spaced drill programme to test down dip extension of the Boston Shaker southern ore shoot, and which are included in the current resource being reported. A follow up infill drilling programme, to achieve 50 x 50m spacing, over the known resources at Boston Shaker (and drilled in the second half of 2016) are not included in the current resource being reported. Details of holes previously drilled or not containing mineralisation are not provided as they are not material to the understanding of the results.
Other substantive exploration data	No other exploration data to report.
Further work	Mineralisation remains open at depth. Drilling testing down-dip and along strike of currently defined resources is continuing, with Long Island drilling programmes completed by end of 2016. The drill hole results reported will be incorporated into next resource model, scheduled for early 2017.

Section 3 Estimation and Reporting of Mineral Resources

Criteria	Commentary
Database integrity	AGA uses various software programs to collect the different forms of drilling data obtained during exploration. The main packages are from Microsoft (SQL Server and Access), Maptek Pty Ltd. (Vulcan), Micromine Pty Limited (Micromine, Field Marshall and Geobank), Aranz Geo Limited (Leapfrog), Maxwell Services Limited (DataShed) and Karjeni Pty Limited (dPipe).
	The database is managed with Microsoft's SQL Server and Maxwell's DataShed. DataShed was developed as a front end interface to MS Access or SQL Server. DataShed was specifically created for the exploration and mining community and contains special queries and data management utilities unique to the mining industry. Many of these or additional processes have been modified or added to by AGA.
	Drill-hole logging data is captured in the field and in core processing facility, directly into handheld devices, for example Husky, LXE, Toughbook or laptop computers with Field Marshall and Geobank software. Daily drilling forms (Plods) are completed by the driller in hard copy and signed off by the geologist, and entered into DataShed. Sampling, bulk densities, Hardness and Magnetic Susceptibility (MagSus) readings are also recorded digitally into handheld devices.
	Up to end of 2015, the merging of logging data into the database was semi-automated via a file transfer program called dPipe. Karjeni Pty Limited developed dPipe to facilitate the transfer of data from one format into another into SQL databases. This program has the ability to read a file to split, composite and append data into the desired format. From 2016, logging data is synchronised from Geobank directly into Datashed, and field data, such as RTK collar coordinates and downhole surveys are loaded via DataShed importers. Assay results received from the laboratories are emailed to geologists and stored on the server. An invoice is mailed to AngloGold Ashanti along with a hard copy or digital PDFs of the results. The hard copies are filed in folders and PDFs stored on the network for future auditing purposes. Assay data files are loaded via DataShed importers, and loading procedures include QA/QC checks to ensure standards and blanks have returned acceptable results.
	Rigorous data validation procedures are in place to identify data issues.
Site visits	Mining activities are ongoing and the site is visited regularly by the Competent Persons

Criteria	Commentary
Geological interpretation	3D solids are created for mineralised zones, dykes, shears and garnet gneiss using Leapfrog. The mineralised domains are created by flagging intervals at a 0.3g/t gold grade cut-off with internal lower grades included in the model. The Dykes, Shears and Garnet Gneiss units are selected by flagging intervals based on logged lithology, as they are the most visually distinctive units, are the least subjective when being logged and therefore are considered to have a high level of confidence in interpretation. The dykes are locally important as they post-date mineralisation and are generally barren of mineralisation. Modelling of the shears is critical to understanding geotechnical aspects and assessing the spatial controls on the mineralisation. The Garnet Gneiss units are important because they are generally found in the hanging wall and as a precursor to mineralisation, as well as being the dominant waste rock unit.
Dimensions	The Open Pit Mineral Resource is reported within a combination of pit designs and an A$1817 optimisation shell that is over 4km long, up to 1km wide, and approximately 450m deep. The Underground Mineral Resource extends to a depth of approximately 1km below surface.
Estimation and modelling techniques	The Mineral Resource is reported from open pit and underground Mineral Resource models, estimated with differing estimation techniques and with different cut-off grades applied to each model. The Open Pit Mineral Resource have been estimated using the geostatistical technique of Localised Uniform Conditioning using average drill hole intercepts and is reported above a marginal (break-even) cut-off grade of 0.3g/t for oxide material and 0.4g/t for transitional and fresh material. The Havana Deeps Underground Mineral Resource has been estimated at a cut-off grade of 2.0g/t using the geostatistical technique of Ordinary Kriging using average drill hole intercepts. The Underground cut-off grade calculation is based on an underground Pre-Feasibility study completed in late 2013, and a gold price of US$1400 (A$1704). 2m down-hole composites are used for both estimates. Gold is the only element modelled, as no other significant element has been detected in sampling to date which would be deleterious to mine and mill performance. The Open Pit Mineral Resource uses block sizes of 15m (X) by 30m (Y) by 10m (Z) with an SMU of 5m (X) by 7.5m (Y) by 3.33m (Z) for Havana and Tropicana. Boston Shaker uses an estimation panel size of 15m (X) by 30m (Y) by 7.5m (Z) with an SMU of 5m (X) by 7.5m (Y) by 2.5m (Z). The Underground Mineral Resource uses a block size of 10m (X) by 10m (Y) by 2m (Z), with blocks dipping 30° to the (grid) east, parallel to the majority dip of the orebody, with the resulting estimate filtered to remove isolated blocks that cannot be mined individually. Both Resource Estimates are compared to the input data using swath plots to check for bias in the estimation – no bias was noted in the plots. Mining has been ongoing since 2012 and reconciliations to date indicate that the Mineral Resource model has reconciled well with grade control.
Moisture	Tonnage estimates are on a dry tonne basis.
Cut-off parameters	The Open Pit Mineral Resources use a cut-off grade of 0.3g/t for oxide material and 0.4g/t for transitional and fresh material, based on Long Island study mining costs, budgeted processing and administration costs, and a gold price of US$1400 (A$1817). The Underground Mineral Resource has been estimated at a cut-off grade of 2.0g/t. The cut-off grade calculation is based on an underground Pre-Feasibility study completed in late 2013, and a gold price of US$1400 (A$1704).
Mining factors or assumptions	Open Pit mining assumes selectivity of SMU's of 5m (X) by 7.5m (Y) by 3.33m (Z) for Havana and Tropicana. Boston Shaker uses an SMU of 5m (X) by 7.5m (Y) by 2.5m (Z). No external dilution accounted for in the Mineral Resource. Underground mining is based on a modified Long-Hole Open Stope method, with 20m vertical intervals between ore drives. The Mineral Resource is filtered based on the average grade of surrounding blocks to remove isolated blocks from the Mineral Resource total. No external dilution is included in the Mineral Resource Estimate.
Metallurgical factors or assumptions	Metallurgical recovery is taken into account in the optimisation of both Open Pit and Underground Resource optimisations, with an average project recovery of 90.0% assumed, based on extensive metallurgical test work completed as part of the Feasibility

Criteria	Commentary
	Study for the Havana Open Pit.
Environmental factors or assumptions	Tropicana Gold Mine (TGM) operates under an environmental management plan that meets or exceeds all environmental and legislative requirements. TGM holds the license to operate and valid for the life of the Ore Reserve. Environmental rehabilitation plans are produced and cost of the rehabilitation work is accounted in the financial evaluation model.
Bulk density	Dry Bulk Density (DBD) determinations have been routinely collected on the mineralised zones in all DDH core at one-metre intervals using water immersion methods. A coherent segment of core (>10cm length), representative of the metre interval, is selected. The weight is measured dry, in air, then measured submerged in water. Core was left to dry naturally on the core racks. Dry Bulk Density has been estimated using Ordinary Block Kriging, with areas with insufficient data to generate a kriged estimate being assigned the average measured value for that lithology and regolith type. Density values within units show little variation.
Classification	The estimates of the Mineral Resource presented in this Report have been carried out in accordance with the principles and guidelines of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, published in 2012 (JORC Code). Mineral Resources have been classified based on the 15% rule whereby a Measured Resource should reconcile within plus or minus 15% over quarterly production volumes, 90% of the time, and an Indicated Resource should reconcile within plus or minus 15% over yearly volumes, 90% of the time, as per internal AngloGold Ashanti guidelines. This criterion defines a drill spacing of approximately 25 x 25 m to define a Measured Resource, and 50 x 50 m to define an Indicated Resource. Inferred Resources are defined when evidence of geological and grade continuity exists sufficient to generate an estimated grade. The average data spacing for Inferred Resources varies, but is generally 100 x 100m or less. The Resource classification is consistent between the Open Pit and Underground estimates, given that the underground mining will focus on large tonnage, low cost methods and the resource is mined at a relatively low cut-off grade. Material defined by relatively few drill-holes was manually recoded out of Resource classifications, and not reported as part of the Tropicana Mineral Resource.
Audits or reviews	The Open Pit Mineral Resource has been audited previously as part of the BFS by Quantitative Group (QG) between 2007 and 2009. An additional external review of the Mineral Resource was also completed in 2011. Golder Associates audited the 2015 Mineral Resource estimate, and supported the estimate with some recommendations which have been adopted for the current update.
Discussion of relative accuracy/confidence	The relative accuracy of the Mineral Resource Estimates is reflected in the Resource Classification. A trial grade control pattern of ~100m by 100m was drilled during the BFS which provided confidence that the Mineral Resource Estimate was accurate in that volume. Reconciliations of the resource model to date indicate no significant flaws in the grade estimate, with some additional lower grade material being mined than what was predicted from the Resource.

Section 4 Estimation and Reporting of Ore Reserves

Criteria	Explanation
Mineral reserve estimate for conversion to Ore Reserves	All Ore Reserves estimated for Tropicana Gold Mine are based on the Open Pit Mineral Resource model. No Ore Reserve exists outside of the Mineral Resource base. No Underground Ore Reserve is reported.
	Mineral Resources are reported inclusive of Ore Reserves.
Site visits	The Competent Person is based on site and it is part of his daily activities to inspect the mining areas.
Study status	The Ore Reserves for Tropicana are based on an operating LOM plan and a pre-feasibility level study. For the operating LOM plan, a Feasibility Study was completed in

	2010, which determined a technically achievable and financially economic mine plan. The pits that make up the operating LOM plan are Tropicana (TP02), Havana (HA03), Boston Shaker (BS01) and Havana South (HS01). The Pre-Feasibility study is based on an expansion of Havana (HA04). All Ore Reserves are estimated by reporting physicals (volumes, tonnes, grades, material types, etc.) against the resource model within detailed staged pit designs. Ore Reserve physicals are then put through a financial model for economic evaluation.
	Performance of the on-going mining activities has demonstrated that current mine plans are technically achievable and economically viable considering the material modifying factors.
Cut-off parameters	The cut-off grades are determined based on the net return from the gold produced at the processing plant for each material type. Only the ore that has a grade above the cut-off grades are included in the Ore Reserves.
Mining factors or assumptions	The Ore Reserves are reported within detailed operational designs that are developed based on the geological resource model, geotechnical studies and financial information.
	The open pit mining method is based on using a combination of shovels and excavators matched with a truck fleet system. The staged pit designs used for Ore Reserves are generated as three dimensional designs considering operational requirements such as equipment access. Mining operations at Tropicana Gold Mine started in July 2012 and the operation has proven that the designs and plans are technically achievable; no issue preventing access or pre-strip is experienced or envisaged for the Ore Reserves. The pit expansion for Havana (HA04) is within the current approved mining area.
	Overall pit slope angles for oxide and fresh rock types are assumed to be 36°and 60°, respectively. External and internal Geotechnical studies carried out to evaluate the operational designs have confirmed that the pit designs do not violate the geotechnical guidelines developed during Feasibility study. Grade control drilling is completed prior to ore mining on a 12 x 12m pattern using reverse circulation drill rigs.
	The Mineral Resource model used to develop the Ore Reserves uses blocks in 15m x 30m horizontal dimensions and 10m (7.5m for Boston Shaker) vertical bench height that are mined in 3 flitches (3.33m in average height and Boston Shaker 2.5m in average height), with a mining SMU 5m x 7.5m x 3.33m (Boston Shaker 5m x 7.5m x 2.5m). The grades within the resource model have been diluted to reflect the average grade of this mineable block size. Therefore, no other mining dilution is applied.
	Mining recovery factor used is 1.0.
	In the designs, a minimum of 40m width is implemented for a pit base or some location with only one bench height, where it is technically possible to access. In the design work, a minimum of 80m mining width is implemented as a generic rule.
	Inferred material is excluded from the Ore Reserves and treated as waste material, which incurs a mining cost but is not processed and hence does not generate any revenue. The total quantity of the inferred material is less than 1% the Ore Reserve. Hence the reported Ore Reserve's financial outcome is not sensitive to the Inferred material within the pit designs.
	There is no infrastructure to be completed.
Metallurgical factors or assumptions	The metallurgical process, which was proposed and is currently in operation, was developed through a comprehensive series of test programs at scoping, pre-feasibility and feasibility study levels. Test work was mostly at batch scale but, where considered advisable, at pilot and demonstration plant scale.
	The majority of the process uses highly mature technology. The sole exception is the use of High Pressure Grinding Rolls to prepare ball mill feed. The equipment used for this technology itself dates back over twenty years, and is mature. Developments for the hard rock industry are more recent, but have now been successfully used in a number of plants worldwide and this is the part of the process that was extensively tested in a range of machines from pilot up to demonstration scale.
	Metallurgical test work consisted of comprehensive testing of a number of composite samples to develop the process design basis, and supplementary testing of a much

	larger number of samples to establish variability. These variability samples were taken on a grid pattern to ensure even coverage of the entire deposit. No metallurgical domains have been recognised to date other than by regolith type and some minor variation in one northern section of the deposit.
	The ore is exceptionally free of deleterious elements and base metals. No allowances have been made or are considered necessary.
	Pilot scale test work utilised PQ diameter core. Whilst only a relatively small number of PQ holes were drilled, their position was selected based on the prior variability test work to provide samples considered to be adequately representative of the orebody as a whole. The samples were also characterised by standard batch scale and geometallurgical style tests so that results could be related to the wider orebody
	As a gold mine, the product is not defined by specification. No problems are envisaged, or have been encountered, in producing gold bars of saleable quality
Environmental	Tropicana Gold Mine (TGM) operates under an environmental management plan that meets or exceeds all environmental and legislative requirements. TGM holds the license to operate and valid for the life of the Ore Reserve. Environmental rehabilitation plans are produced and cost of the rehabilitation work is accounted in the financial evaluation model.
Infrastructure	Adequate infrastructure has been completed and sustaining cost of the infrastructure (maintenance and replacement) is accounted in the financial model.
Costs	Capital costs of removing waste over ore are included in the evaluations for the applicable pits.
	Mining operating costs are provided by the contractor Macmahon as rates from an annual rate review conducted between AGA and Macmahon. Processing operating costs have been derived from variety of sources including first principle estimates, metallurgical test work results, budget quotations for consumables and vendors, consultant advice on wear rates/component replacement frequency, baseline input parameters such as exchange rates, power cost, labour numbers etc., AGA Australia Ltd advice, Lycopodium and sub-consultants data and experienced based on similar sized operations.
	No allowances have been made or are considered necessary.
	Transportation cost for the produced gold doré is relatively small and charged on a contract basis with the refinery.
	The source of the treatment and refinery charges is the contract with refinery and there is no specification and no penalty is considered for not meeting specifications.
	Total royalty cost allowance is 2.5% of the total revenue
Revenue factors	The assumption made for the gold price is US$1,100/oz, A$1,500/oz and the exchange rate is US$0.73 per Au$1.0.
	The assumptions are derived after reviewing historic commodity prices and exchange rates.
Market Assessment	Long term market assessments are provided by a number of independent companies. AGA does not provide advice or endorsement for using a specific forecasting company.
Economic	Tropicana Gold Mine (TGM) is now operating with mining costs based on contractor mining rates. Processing costs have been derived via comprehensive test work and studies. TGM is therefore not highly exposed to uncertainty in, or to inaccuracy in estimation of, mining or processing costs. The inflation rates assumed are based on prior AGA Treasury guidance provided, whilst discount rates utilised at AGAA is derived from the weighted average cost of capital for Australia.
	Sensitivity studies are carried out on various parameters including mining cost, processing cost, gold price and discount rate. Gold price is the most sensitive input for NPV and a 10% reduction would eliminate about 30,000 ounces (~0.80%) from the Reserves.

Social	Tenement status is in good standing.
Other	There is no foreseeable TGM specific risk. There are typical risks of an open pit mine operations such as heavy rain events and geotechnical risks. These risks are managed through implementation of various risk management mechanisms as much as practical.
Classification	Exploration drill-hole spacing is the basis of the classification. Proven material is defined for the areas drilled with 25m spacing and probable is defined on 50m drill spacing.
	The methodology of classification is appropriate for the deposit
	Proportion of the Proved Ore Reserves is a sub-set of Measured Mineral Resources. Probable Ore Reserves are derived from Indicated Mineral Resources.
Audits or reviews	A Mineral Resource and Ore Reserve audit was completed in 2015. No unexpected results came from the audit.
Discussion of relative accuracy/confidence	As part of the Ore Reserve estimation process, a review is performed for the actual reconciled extraction against previous year's reserve estimation
	Reconciliation of the Ore Reserves to actual mined during the last year showed that Ore Reserve estimation is slightly conservative.

Appendix 2: Table of intercepts

Hole ID	Hole Type	East	North	RL	Dip (Degr)	Azimuth (Degr)	Drill Date	Total Depth (m)	From (m)	To (m)	Width (m)	Au (g/t)	Gram Metres	Figure 2 Ref No
BWD034	DDH	651916.37	6763672.76	342.74	-65.8	317.8	26/08/2016	357.8	230	244	14	2.76	38.6	1
									271	285	14	3.18	44.5	
BWD035	DDH	651946.37	6763605.02	342.89	-60.7	311.4	25/08/2016	363.1	276	294	18	3.81	68.6	2
									300	312	12	1.85	22.2	
									315	328	13	1.93	25.1	
BWD038	DDH	651949.25	6763569.77	342.56	-63.5	316.9	22/09/2016	398.6	296	304	8	4.04	32.3	3
									311	348	37	2.64	97.7	
BWD039	DDH	651982.94	6763537.79	343.17	-64.5	317.6	23/09/2016	411.3	312	327	15	1.72	25.8	4
									331	371	40	2.71	108.5	
BWD040	DDH	652019.75	6763498.36	343.27	-66.2	318.1	24/09/2016	412.3	338	350	12	4.60	55.2	5
									360	386	26	3.04	79.2	
BSD079	DDH	651978.22	6763599.74	343.38	-60.2	316.6	27/03/2016	432.4	278	301	23	1.83	42.1	6
									325	334	9	2.73	24.6	
BWD041	DDH	651982.49	6763598.55	343.55	-67.5	318.4	20/09/2016	357.6	276	300	24	1.70	40.8	7
									334	348	14	2.99	41.8	
BWD042	DDH	652016.37	6763564.20	343.80	-68.3	317.6	21/09/2016	390.6	297	317	20	1.54	30.9	8
									342	349	7	3.58	25.1	
									358.5	372	13.5	2.92	39.6	
BSD080	DDH	652063.26	6763538.54	345.79	-60.9	317.9	28/03/2016	507.3	322	332	10	1.48	14.8	9
									384	398	14	5.77	80.8	
BSD081	DDH	652118.44	6763467.60	343.99	-59.8	315.7	28/03/2016	525.3	370	378	8	1.11	8.9	10
									411	428	17	3.65	62.1	
BWD032	DDH	651985.90	6763673.62	346.79	-62.6	320.0	21/08/2016	370.2	239	241	2	2.30	4.6	11
									302	315	13	3.65	47.4	
									321	326	5	1.18	5.9	
BWD033	DDH	652020.85	6763638.33	348.84	-65.4	318.5	23/08/2016	419.4	335	347	12	2.42	29.0	12
BWD043	DDH	652054.65	6763606.14	348.67	-66.8	315.3	18/09/2016	402.6	281	283	2	1.73	3.5	13
									355	368	13	2.53	32.9	
BWD044	DDH	652093.86	6763566.80	347.01	-66.5	317.7	19/09/2016	423.6	382	398	16	3.80	60.9	14
BWD045	DDH	652130.67	6763529.76	345.46	-65.1	319.5	17/09/2016	453.6	334	339	5	1.47	7.3	15
									409	420	11	3.71	40.8	
BWD031	DDH	652087.08	6763643.09	345.63	-63.6	319.1	9/08/2016	420.7	364	378	14	4.70	65.8	16
BSD077	DDH	652126.82	6763603.86	345.92	-59.9	316.1	4/04/2016	485.8	387	406	19	3.40	64.6	17
BWD046	DDH	652160.34	6763570.34	346.22	-61.6	318.1	16/09/2016	456.0	410	426	16	3.12	49.8	18
									435	440	5	1.68	8.4	
BSD078	DDH	652197.04	6763533.70	345.89	-60.8	317.5	30/03/2016	555.9	78	80	2	2.84	5.7	19
									422.5	426.4	3.9	3.93	15.3	
									428.5	442	13.5	3.25	44.0	
BWD029	DDH	652072.19	6763727.02	344.88	-72.9	321.4	8/08/2016	384.7	291	318	27	3.85	103.8	20
BWD047	DDH	652130.16	6763676.26	354.50	-77.2	316.1	15/09/2016	420.8	342	344	2	1.33	2.7	21
									386	402	16	4.63	74.0	

Hole ID	Hole Type	East	North	RL	Dip (Degr)	Azimuth (Degr)	Drill Date	Total Depth (m)	From (m)	To (m)	Width (m)	Au (g/t)	Gram Metres	Figure 2 Ref No
BSD075	DDH	652266.35	6763602.62	355.31	-60.3	316.5	23/03/2016	507.7	439	450	11	2.88	31.7	22
BSD070	DDH	652283.83	6763734.62	353.63	-61.1	318.2	17/03/2016	420.5	311	318	7	3.56	24.9	23
BWD019	DDH	652374.38	6763708.45	356.46	-65.7	318.7	1/11/2016	428.8	362	379	17	5.53	94.1	24
BWD013	DDH	652318.75	6764013.11	344.94	-69.1	316.4	6/09/2016	276.7	247	256	9	3.53	31.8	25
BWD014	DDH	652339.41	6763956.82	345.23	-62.9	318.1	7/09/2016	309.6	264	272	8	4.16	33.3	26
BWD015	DDH	652411.28	6763884.89	345.76	-63.5	317.1	8/09/2016	363.6	335	344	9	7.89	71.0	27
BWD010	DDH	652374.61	6763992.34	345.32	-64.4	316.6	5/09/2016	309.8	279	287	8	4.21	33.7	28
BWD011	DDH	652409.64	6763956.16	345.73	-63.3	317.0	6/09/2016	342.8	306	316	10	6.48	64.8	29
BSD069	DDH	652525.16	6763904.27	346.28	-59.7	315.7	25/04/2016	471.4	387	395	8	2.69	21.6	30

Competent Persons Statements

The information that relates to the Tropicana Mineral Resources is based on, and fairly represents information and supporting documentation compiled by Mr Mark Kent, a full-time employee of AngloGold Ashanti Australia Limited, who is a member of The Australasian Institute of Mining and Metallurgy. Mr Kent has sufficient experience relevant to the type and style of mineral deposits under consideration, and to the activity which has been undertaken, to qualify as a Competent Person as defined in the 2012 edition of the JORC Code. Mr Kent consented to the inclusion in this report of the Tropicana Mineral Resource estimate, based on the information in the form and context in which it appears.

The information that relates to the Tropicana Ore Reserves is based on, and fairly represents information and supporting documentation compiled by Mr Jason Vos, a full-time employee of AngloGold Ashanti Australia Limited, who is a member of The Australasian Institute of Mining and Metallurgy. Mr Vos has sufficient experience relevant to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person as defined in the 2012 edition of the JORC Code. Mr Vos consented to the inclusion in this report of the Tropicana Ore Reserve estimate, based on the information, in the form and context in which it appears.

The information in this report that relates to Exploration Results is based on information compiled by Mr. Damon Elder who is a full-time employee of AngloGold Ashanti Australia Ltd and is a member of The Australasian Institute of Mining and Metallurgy. Mr. Elder has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Elder consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 15, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance